FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 22, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___          No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated April 22, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date:	April 22, 2008	By:	/s/ Marc Beuls
			Name:	Marc Beuls
			Title:	President and Chief Executive Officer

By:	/s/ David Sach
	Name:	David Sach
	Title:	Chief Financial Officer

Item 1
Millicom
International
Cellular S.A.

PRESS RELEASE
New York and Stockholm – April 22, 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED MARCH 31, 2008
(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

Q1 key figures

●	Subscriber increase for Q1 08 of 59% versus Q1 07, bringing total subscribers to 26 million*
●	42% increase in revenues for Q1 08 to $801 million (Q1 07: $563 million*)
●	36% increase in EBITDA for Q1 08 to $336 million (Q1 07: $248 million*)
●	44% increase in profit before tax for Q1 08 of $187 million (Q1 07: $129 million*)
●	78% increase in net profit for Q1 08 of $158 million (Q1 07: $89 million*)
●	Basic earnings per common share for Q1 08 of $1.48 (Q1 07: $0.88*)

* Excludes discontinued operations

Marc Beuls, CEO of Millicom, commented; “Millicom recorded the second best quarter in its history in terms of net subscriber additions, adding 2.8 million in the quarter, following the exceptional final quarter of 2007.  We are also particularly pleased with the first quarter year-on-year revenue growth of 42%, which is higher than the 41% growth in the previous quarter, and with the net profit of $158 million for the quarter, reflecting a very strong margin of 20%.

“Given that Q1 has historically been the weakest quarter of the year, owing to the seasonality of our business, our results show that we have achieved real traction across our markets as a result of sustained and heavy investment in sales and marketing, distribution and our networks in the last few years.  It is encouraging to see the EBITDA margin improve to 42% from 40% in the previous quarter given this high level of investment.  In 2008 it is our intention to increase capex still further and we are forecasting capex in excess of one billion U.S. dollars for the year, which underlines our belief that we can continue to grow both our subscriber base and market share as the penetration rates rise across all our markets.

“Millicom's strategy continues to be to build a mass market pre-paid business in all sixteen of its markets and it is important to understand, as we have often mentioned, that in order to drive penetration and subscriber growth we need to target customers with less disposable income. In Q1 we delivered higher than expected subscriber growth, a record for a first quarter, by aggressively targeting these customers. Firstly, the percentage of net new subscriber additions from Africa and Asia has risen from 39% in Q1 2007 to 45% in Q1 2008. Secondly, in Latin America as we continue to drive mobile voice penetration levels beyond the current levels, we need to increasingly target those customers with limited disposable incomes. Our low cost pre-paid business model is ideally suited to attracting a high volume of this mass market segment.

“We will continue to improve affordability for our customers which will result in a gradual decline in ARPUs and will sustain our market leading rates of revenue growth. This will also help improve our EBITDA margin as we achieve economies of scale from higher volumes.

“The prospects for the business continue to be excellent.”

1

Financial summary for the period to March 31, 2008 and 2007

SUBSCRIBERS (‘000)	March 31, 2008	March 31, 2007 (iv)	Change	FY 2007

– Total (i)	26,184	16,515	59%	23,355
– Attributable (ii)	22,292	14,134	58%	19,853

REPORTED NUMBERS US$ millions	Q1 2008	Q1 2007 (iv)	Q on Q change	FY 2007

– Revenues	800.7	562.7	42%	2,630.6
– EBITDA (iii)	336.4	248.1	36%	1,113.9
– EBITDA margin	42%	44%		42%
– Net profit for the period	158.1	89.0	78%	697.1

(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)
EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income.

(iv)	Excludes discontinued operations

Financial and operating summary

●	Record revenues of $801 million in Q1 2008, up 42% vs. Q1 2007

●	Record EBITDA of $336 million in Q1 2008, up 36% vs. Q1 2007

●	78% increase in net profit to $158 million in Q1 2008, giving a net profit margin of 20%

●	Investments include capex of $265 million for the first quarter 2008

●	Cash and cash equivalents of $1,212 million at end of Q1 2008

●	Cash up-streaming of $90 million in the first quarter 2008

●	Net debt of $523 million with a Net Debt to extrapolated full year EBITDA ratio of 0.4 enabling significant continuing investment

●	Strong subscriber growth with total subscribers at 26 million, an increase of 59% compared to Q1 2007

●	2.8 million net new total subscribers in Q1 2008

●	The Board is recommending a special dividend of $2.40 a share, payable after the AGM

●
In January 2008 Millicom completed the early Redemption of its US$200 million 4% Convertible Bonds due 2010 as was permitted under the agreement.  The total number of Millicom shares outstanding following the conversion was 108,050,731 and Millicom will save approximately $35 million of interest expense at the corporate level over the next two years by redeeming this debt early.

2

Review of operations

Financial results for the three months ended March 31, 2008

Subscribers

In Q1, 2008 Millicom’s worldwide operations in Latin America, Africa and Asia added 2.8 million net new mobile subscribers, reaching 26.2 million total mobile subscribers, an increase of 59% versus Q1, 2007.  This was a good overall performance but there were a number of outstanding performances with Central America at the top of the list.

In Central America, Honduras grew by 88% year on year and added 515 thousand subscribers in the quarter as the market started to grow more strongly.  With penetration approaching 55%, Honduras is starting to catch up with the other two Central American markets.  Guatemala grew by 57% year on year and El Salvador by 52%, showing that despite penetration rates of 66% and 68% respectively, these two markets continue to grow strongly, which is also encouraging for the longer term outlook in Honduras and our other markets with lower penetration.

In Africa the two best performing territories were Ghana which grew by 83% year-on-year adding 371 thousand subscribers in the quarter and Tanzania which grew by 81% year-on-year adding 262 thousand subscribers.  DRC showed impressive year on year growth of 168% to 519 thousand subscribers but quarter on quarter there was no growth as capacity constraints prevented us from adding additional net new customers onto the systems.  This has now been fixed and subscriber growth will continue in Q2.  Africa will be the region of highest capex spend in 2008 with higher spending across almost all countries.

The subscribers in Asia grew by nearly 50% year on year with Cambodia growing by 58% and Laos by 57%.

The continued strong growth in subscribers in Q1, 2008 reflected the increase in our rate of investment in 2007 in sales and marketing, distribution and in capex which moved up to over $1 billion for the full year for the first time compared to $616 million in 2006.  The prospects for 2008 are good as we expect to maintain this high level of capex.  We are currently forecasting capex in excess of $1 billion in 2008 as we see growth opportunities in all our markets and the ability to reach our hurdle rates of return of over 20%.

	Net additional subscribers (’000)
	Total	Central Am.	South Am.	Africa	Asia
Q1 2008	2,829	962	571	878	418
Q4 2007	3,403	1,421	588	1,054	340
Q3 2007	1,985	698	449	664	174
Q2 2007	1,452	788	336	145	183
Q1 2007	1,570	754	190	384	242

3

Total revenues, EBITDA and EBITDA margin

Total revenues for the three months ended March 31, 2008 were $801 million an increase of 42% from the first quarter of 2007 and impressively at a higher year-on-year growth rate than the 41% achieved in the fourth quarter of 2007. Revenues in Africa, which were up 60%, and in Asia, up by 49%, grew substantially faster as these clusters are growing from a smaller base. Encouragingly, in Latin America, despite the substantial scale of the clusters today, the businesses grew by 38% in South America and by 36% in Central America.

The Group EBITDA for the three months ended March 31, 2008 was $336 million, an increase of 36% from the first quarter of 2007 and slightly above the 34% year on year growth rate achieved in the fourth quarter of 2007.

The EBITDA margin at 42%, though down slightly year on year, was in line with the 42% margin achieved for the full year 2007.  South American EBITDA margins at 31% were well below the Group average as a result of the lower margins in Colombia which were flagged at the year end results for 2007.  As a result of cuts in interconnect rates in Colombia in early December, the EBITDA margin in Colombia fell to 12% as a consequence of Tigo having more incoming than outgoing calls.  It is expected that the margin in Colombia will improve over 2008 and by 2009 the expectation is that we will be back on course as to our original plans, helped by growing market share and the elasticity in the market.  In Central America, Tigo’s number one position in all three markets and its high markets share, bringing with it a high percentage of on-net calling, enabled it to keep EBITDA margins at a very healthy 55%.  Margins in Asia were 40% compared to 37% in the fourth quarter of 2007.  In Africa margins at 31% were up slightly having fallen in Q2 and Q3 of 2007 as a result of the large amount of expenditure being incurred rolling out new networks at an accelerated pace.

There has been some concern about the rise in food prices in world markets and the impact this might have on demand for mobile services.  For Millicom we have not seen any noticeable effect in any of our markets. We believe that the reason for this is that mobile telephony is today a high priority in consumers’ spending plans.  Millicom's markets around the world also tend to produce food locally and are mainly self-sufficient, and those such as Paraguay and Colombia with big agricultural sectors may see benefits to their economies by exporting at higher prices.

Total Revenues and EBITDA (US$m)

	Quarterly YoY Growth
	Subscribers	Revenues	EBITDA	ARPU ($)
Q1 2008	59%	42%	36%	12.7
Q4 2007	56%	41%	34%	13.9
Q3 2007 (i)	55%	46%	44%	14.2
Q2 2007 (i)	61%	48%	48%	13.9
Q1 2007(i)	69%	56%	60%	13.9
(i)	Subs, Revenues, and EBITDA growth exclude Colombia to be comparable

4

Central America

Central America continues to perform strongly in all three countries, adding nearly 1 million customers in Q1 following the addition of 1.4 million subscribers in the previous quarter and we have gained market share in all three markets.  Central America is still seeing the benefits of the move to per second billing in February 2007, which substantially improved the affordability of services and the attractiveness of Tigo as a brand as we continued to execute our successful Triple ‘A’ strategy. We improved accessibility with more points of sales, we increased e-PIN penetration and we extended our value added services (“VAS”) initiative in our key "young and cool" segment of the market.

Central American EBITDA margins at 55% reflected these successes and with revenue growth of 36% year on year, the markets continue to be good, and to date are showing no effects of the slowdown in the US economy, although we continue to monitor the situation carefully.

Honduras is today the fastest growing country in the region and Tigo had over 515 thousand net additions in the quarter against a background in which we have seen the launch of an additional competitor and the award of an additional fourth license.  This acceleration in penetration will help Tigo to protect its number one position in the market in 2008 and beyond. Both El Salvador and Guatemala performed strongly and Tigo continued to take market share in both countries and to consolidate its number one position.

Today Tigo has 146 thousand points of sale across Central America which is a 34% increase since Q1, 2007 and it is reaping the benefits of this market leading distribution, an excellent network, along with a strong value proposition in terms of price following the move to per second billing in early 2007. In terms of the network Tigo added 314 cell sites in the three countries in Q1 and today has a total of 3,200 cell sites across the region.

One of the most promising developments in Central America has been the 121% increase in VAS in Q1, with growth of 90% in El Salvador, 94% in Honduras and 189% in Guatemala. Central America has some 15% of recurring revenues from VAS and broadband but despite this recent growth it is still well behind Paraguay which has 33%, and so there is clearly upside potential to increase VAS and broadband in Central America.

Central America Revenues and EBITDA (US$m)

	Quarterly YoY Growth
	Subscribers	Revenues	EBITDA	ARPU ($)
Q1 2008	65%	36%	37%	17.4
Q4 2007	71%	31%	28%	19.2
Q3 2007	74%	45%	45%	20.1
Q2 2007	84%	49%	52%	20.2
Q1 2007	87%	59%	73%	21.3

5

South America

Revenues in South America grew by 38% year on year with strong performances in Paraguay and Bolivia although Colombia was impacted by the halving of interconnect rates in December which had a disproportionate effect on Tigo.  Tigo as the third operator in Colombia has historically been more reliant on incoming interconnect traffic owing to its customer mix.  Despite this impact, Tigo still achieved EBITDA margins in line with market expectations for Colombia for the quarter at 12% and we now expect to see margins improve during 2008 helped by elasticity and growth. e-PIN was launched in Colombia during the quarter and VAS and broadband grew strongly up by 168%.

In Bolivia, Tigo grew revenues by 53% year-on-year with a market share in Q1 that now accounts for 35% of the market.  During Q1, 40 new cell sites came on air giving better coverage and Tigo is now well positioned as the number two mobile company. In Q1, e-PIN reloads grew by 73% and e-PIN now represents 25% of total recharges.  e-PIN is now available in 62% of our points of sale. VAS revenue grew 6% during Q1 mainly driven by SMS traffic and premium contents, but encouragingly broadband subscribers grew 65% contributing to ARPU growth in Bolivia.

Paraguay continues to produce exceptional performance, increasing its market share by 1 full percentage point to 50% as it rolled out 82 new sites in the quarter and today has the best network coverage in the market.  The VAS and broadband businesses grew strongly and now represent 33% of revenues with the majority being VAS, but internet and broadband are becoming increasingly important.  Electronic recharges reached 82% of total recharges driven by e-PIN.  Also Tigo's Mini Tariff product, which gives discounted rates for friends & family, substantially reduced customer churn which is encouraging as 25% of the customer base in Paraguay is now registered for the product.

South America Revenues and EBITDA (US$m)

	Quarterly YoY Growth
	Subscribers	Revenues	EBITDA	ARPU ($)
Q1 2008	43%	38%	30%	12.5
Q4 2007	36%	47%	54%	14.2
Q3 2007 (i)	42%	53%	76%	14.1
Q2 2007 (i)	49%	58%	74%	13.4
Q1 2007 (i)	53%	70%	98%	12.6
(i)	Subs, Revenues, and EBITDA growth exclude Colombia to be comparable

6

Africa

Africa is today Millicom’s fastest growing region both in terms of the rate of growth of subscriber additions, up 72% year on year, but also in top line growth, up 60% year on year. EBITDA margins in Africa have now stabilised above 30% and are expected to rise gradually over the medium term to the Millicom average target EBITDA margin in the mid 40’s. The high growth that we are achieving in Africa is exciting for the company as with 160 million people under license, Africa represents some 55% of Millicom’s potential market.

Millicom recognises the importance of investing in Africa to establish a strong presence in terms of brand awareness, network and distribution at this early stage in mobile development when penetration rates are relatively low. Africa will be the region of highest capex spend in 2008 with higher spending across almost all countries.  Tanzania is today growing strongly and in Q1 Tigo added 262 thousand new subscribers and saw strong growth in the top line, up 58% year on year.  In Congo the business was impacted by capacity constraints in the network in Q1 and so management was forced to reduce the intake but also took this opportunity to improve the overall customer profile, which has improved the ARPU.  This action enabled Tigo in Congo to grow revenues by 172% year on year.  The current investment going into the network in Congo will address the capacity issues and will enable Tigo to increase its intake of customers for the rest of 2008.

In Chad, rebel activity early in the quarter meant that we had to shut down our network in Chad for two weeks when rebels attacked the capital city, N’Djamena.  We are pleased to report that our people are all safe, our network did not sustain any substantial damage and we were able to resume service as soon as the security situation was resolved.  In financial terms, two weeks of revenue were lost.  The security situation has today improved with European Union involvement but there remain issues to be resolved in the east of the country.

The best performing country in Africa in the quarter was Ghana which goes from strength to strength.  Tigo added 371 thousand subscribers during the quarter as it exploited the weakness of the competition currently suffering from network and capacity issues.  Tigo in Ghana grew revenues by 51% year-on-year and continues to deliver strong margins. Senegal added 214 thousand subscribers during the quarter, an increase of 19% in subscribers from Q4.  This step up in the growth rate is evidence that the recent change in management is working well.

Africa Revenues and EBITDA (US$m)

	Quarterly YoY Growth
	Subscribers	Revenues	EBITDA	ARPU ($)
Q1 2008	72%	60%	33%	9.3
Q4 2007	66%	57%	34%	9.7
Q3 2007	44%	52%	8%	9.9
Q2 2007	47%	46%	15%	9.5
Q1 2007	68%	55%	30%	9.9

7

Asia

Asia has very similar characteristics to Africa in terms of penetration and growth potential.  Subscribers grew by 49% year on year and revenues were also up 49%.  Asia is second only to Africa in terms of top line growth and is growing EBITDA at the fastest rate within the Group while achieving margins of 40%.  The prospects for growth in Asia with a population under license of 42 million are significant.

During the quarter we continued to increase our capex in the business and this has enabled us to extend and upgrade our networks.  In particular we upgraded our switch technology which will give us the capacity to accommodate even faster growth and to improve the quality and robustness of the network. Millicom has also been granted an international gateway license in Laos which will be fully operational by mid April.   The market in Cambodia continued to grow strongly and we added 216 thousand subscribers during the quarter which was a similar number of net additions to Q4. Year on year quarterly subscriber growth remains high at 58% and revenues grew at just over 50% year on year.

Sri Lanka continued to perform strongly and saw strong growth in market share. There have been a number of initiatives on the marketing front which have been particularly successful, including our loyalty bonus program, which is a scheme granting up to 30% bonus airtime depending on how long a customer has been with Tigo.  It recently celebrated its 1st year anniversary with much success. A similar scheme was recently introduced to reactivate dormant customers by also giving bonus airtime.  This has brought back many customers and reduced overall churn.

Asia Revenues and EBITDA (US$m)

	Quarterly YoY Growth
	Subscribers	Revenues	EBITDA	ARPU ($)
Q1 2008	49%	49%	45%	8.7
Q4 2007	46%	43%	27%	8.4
Q3 2007	43%	30%	41%	8.4
Q2 2007	44%	35%	44%	8.7
Q1 2007	48%	22%	11%	8.5

8

Comments on the financial statements

Paktel Limited (Pakistan) was sold to China Mobile Communications Corporation in the first quarter of 2007. Paktel has been classified as a discontinued operation in these interim financial statements and, accordingly, the prior period results have been amended to show this operation within a single line on the consolidated statements of profit and loss.

As a result of the one time net cash flow benefit attributable to the Paktel sale, the Board of Directors have recommended a special dividend of $2.40 a share to be paid following approval at the Annual General Meeting in May 2008. The Board will consider establishing a recurring dividend in future on the basis of the expected free cash flows, which is EBITDA less interest, taxes and Capex.

Today Millicom has a very strong balance sheet which will enable the Company to continue to exploit its strong market position in sixteen of the best growth markets in the world. This financial strength with very low leverage enables us to look at a wide variety of options to generate shareholder value in an uncertain economic climate which may bring opportunities.

Other information

The amounts in the consolidated statements of profit and loss for the quarters ended March 31, 2008 and 2007, the consolidated balance sheets as at March 31, 2008 and December 31, 2007, the condensed consolidated statements of cash flows for the three months ended March 31, 2008 and 2007 and the condensed consolidated changes in equity for the years ended March 31, 2008 and 2007 are determined in accordance with the principles of International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the second quarter of 2008 will be published on July 22, 2008.

Luxembourg – April 22, 2008

Marc Beuls, President & Chief Executive Officer
David Sach, Chief Financial Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

9

CONTACTS

Marc Beuls President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

David Sach Chief Financial Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

Andrew Best Investor Relations Shared Value Ltd, London Visit our web site at http://www.millicom.com	Telephone: +44 20 7321 5022

Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Tuesday, April 22, 2008.  The dial-in numbers are: +44 (0)20 8609 0205, +46 (0)8 505 96 312 or +1 703 621 9126 and the pass code is 471685#.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 8609 0289 / +46 (0)200 896 363 or +1 866 676 5865, access code: 213359#.

Appendices

●	Consolidated statements of profit and loss for the three months ended March 31, 2008 and 2007
●	Consolidated balance sheets as at March 31, 2008 and December 31, 2007
●	Condensed consolidated statements of changes in equity for the three months ended March 31, 2008 and 2007
●	Condensed consolidated statements of cash flows for the three months ended March 31, 2008 and 2007
●	Quarterly analysis by cluster
●	Total subscribers and market position by country

10

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended March 31, 2008 and 2007

	QTR ended Mar. 31, 2008 (Unaudited) US$’000	QTR ended Mar. 31, 2007 (Unaudited) US$’000

Revenues	800,703	562,701

Operating expenses
Cost of sales (excluding depreciation and amortization)	(202,571)	(150,678)
Sales and marketing	(165,488)	(92,878)
General and administrative expenses	(96,212)	(71,068)

EBITDA	336,432	248,077
Corporate costs	(11,860)	(10,234)
Stock compensation	(5,867)	(4,619)
Loss on disposal/Write down of assets, net	(913)	(128)
Depreciation and amortization	(110,514)	(78,162)

Operating profit	207,278	154,934
Interest expense	(43,929)	(39,139)
Interest and other financial income	11,363	12,385
Exchange gains, net	10,359	544
Profit from associated companies	1,860	652

Profit before taxes from continuing operations	186,931	129,376
Taxes	(41,870)	(47,733)

Profit before discontinued operations and minority interest	145,061	81,643
Gain on sale from discontinued operations	-	258,346
Result from discontinued operations	-	(2,147)
Minority interest	13,044	7,358

Net profit for the period	158,105	345,200

Basic earnings per common share (US$)	1.48	3.43
Weighted average number of shares outstanding in the year (‘000)	106,729	100,749

Profit for the period used to determine diluted earnings per common share	158,865	349,311

Diluted earnings per common share (US$)	1.47	3.24
Weighted average number of shares and potential dilutive shares outstanding in the year (‘000)	108,357	107,734

11

Millicom International Cellular S.A.

Consolidated balance sheets
as at March 31, 2008 and December 31, 2007

	Mar. 31, 2008 (Unaudited) US$’000	Dec. 31, 2007 US$’000
Assets
Non-current assets
Intangible assets, net	476,826	467,502
Property, plant and equipment, net	2,297,464	2,066,122
Investments in associates	13,145	11,234
Deferred taxation	115,686	97,544
Other non current assets	16,812	19,855

Total non-current assets	2,919,933	2,662,257

Current assets
Inventories	105,149	82,893
Trade receivables, net	229,872	223,579
Amounts due from joint venture partners	41,827	65,348
Prepayments and accrued income	97,990	71,175
Current tax assets	16,492	8,982
Supplier advances for capital expenditure	87,532	76,514
Other current assets	49,096	48,481
Cash and cash equivalents	1,211,623	1,174,597

Total current assets	1,839,581	1,751,569

Total assets	4,759,514	4,413,826

12

Millicom International Cellular S.A.

Consolidated balance sheets
as at March 31, 2008 and December 31, 2007

	Mar. 31, 2008 (Unaudited) US$’000	Dec. 31, 2007 US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 108,122,122 shares at March 31, 2008)	632,971	417,352
Other reserves	42,319	45,557
Accumulated profits brought forward	824,998	127,856
Net profit for the period/year	158,105	697,142
	1,658,393	1,287,907
Minority interest	74,222	80,429

Total equity	1,732,615	1,368,336

Liabilities

Non-current liabilities
Debt and other financing:
Other debt and financing	915,509	945,206
Other non-current liabilities	62,348	55,601
Deferred taxation	44,427	42,414

Total non-current liabilities	1,022,284	1,043,221

Current liabilities
Debt and other financing:
10% Senior Notes	480,531	479,826
4% Convertible Notes – Debt component	-	178,940
Other debt and financing	338,923	230,319
Capex accruals and payables	492,221	460,533
Other trade payables	234,326	238,252
Amounts due to joint venture partners	36,584	60,914
Amounts due to other related parties	653	1,475
Accrued interest and other expenses	165,741	128,426
Current tax liabilities	106,194	82,028
Other current liabilities	149,442	141,556

Total current liabilities	2,004,615	2,002,269

Total liabilities	3,026,899	3,045,490

Total equity and liabilities	4,759,514	4,413,826

13

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the three months ended March 31, 2008 and 2007

	Mar. 31, 2008 (Unaudited) US$’000	Mar. 31, 2007 (Unaudited) US$’000

Equity as at January 1	1,368,336	582,388

Profit for the period	158,105	345,200

Stock compensation	5,867	4,619

Shares issued via the exercise of stock options	1,158	1,993

Shares issued via the payment of bonuses	-	1,000

Conversion of 4% Convertible Bonds	175,179	-

Movement in currency translation reserve	30,177	1,396

Minority interest	(6,207)	(6,468)

Equity as at December 31	1,732,615	930,128

14

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the three months ended March 31, 2008 and 2007

	Mar. 31, 2008 (Unaudited) US$’000	Mar. 31, 2007 (Unaudited) US$’000

EBITDA	336,432	248,077
Corporate costs	(11,860)	(10,234)
Movements in working capital	(26,151)	23,575

Net cash provided by operating activities before interest and taxes	298,421	261,418
Interest expense paid	(18,559)	(14,758)
Taxes paid	(31,073)	(22,285)

Net cash provided by operating activities	248,789	224,375
Cash used by investing activities	(243,379)	(141,206)
Cash provided / (used) by financing activities	23,938	(4,853)

Net cash from continuing operations	29,348	78,316
Cash provided by discontinued operations	-	257,352
Cash effect of exchange rate changes	7,678	551

Net increase in cash and cash equivalents	37,026	336,219
Cash and cash equivalents, beginning	1,174,597	656,692

Cash and cash equivalents, ending	1,211,623	992,911

15

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q1 08	Q4 07	Q3 07	Q2 07	Q1 07	Increase Q1 07 to 08
Revenues (US$’000) (i)
Central America	340,127	329,214	300,159	270,520	249,475	36%
South America	231,626	239,253	214,795	188,424	167,409	38%
Africa	165,573	145,223	121,726	106,425	103,219	60%
Asia (i)	63,377	54,513	49,680	47,981	42,598	49%
Total Revenues	800,703	768,203	686,360	613,350	562,701	42%

EBITDA (US$’000) (i)
Central America	187,374	167,707	161,061	143,053	136,326	37%
South America	72,441	75,253	79,827	65,717	55,793	30%
Africa	51,311	43,969	33,676	33,383	38,537	33%
Asia (i)	25,306	20,371	21,416	20,348	17,421	45%
Total EBITDA	336,432	307,300	295,980	262,501	248,077	36%

Total mobile subs at end of period (i)
Central America	9,787,361	8,824,924	7,404,211	6,706,098	5,917,914	65%
South America	6,463,658	5,892,726	5,304,712	4,855,446	4,519,945	43%
Africa	6,549,881	5,672,177	4,618,204	3,954,080	3,809,185	72%
Asia	3,383,189	2,964,738	2,624,547	2,451,369	2,268,434	49%
Total	26,184,089	23,354,565	19,951,674	17,966,993	16,515,478	59%

Attributable mobile subs at end of period (i)
Central America	6,862,247	6,192,972	5,214,233	4,732,442	4,179,295	64%
South America	6,463,658	5,892,726	5,304,712	4,855,446	4,519,945	43%
Africa	6,359,975	5,489,668	4,443,865	3,793,573	3,659,047	74%
Asia	2,606,196	2,277,649	2,027,815	1,905,145	1,775,377	47%
Total	22,292,076	19,853,015	16,990,625	15,286,606	14,133,664	58%

(i)   Excludes discontinued operations

16

Millicom International Cellular S.A.

Total subscribers and market position by country
(Unaudited)

Country	Equity Holding	Country Population (millions) (i)	MIC Market Position (ii)	Total subscribers (iii)

				Q1 08	Q1 07	y-o-y Growth
Central America
El Salvador	100.0%	7	1 of 5	2,395,066	1,580,279	52%
Guatemala	55.0%	13	1 of 3	3,951,566	2,509,204	57%
Honduras	66.7%	8	1 of 3	3,440,729	1,828,431	88%

South America
Bolivia	100.0%	9	2 of 3	1,120,222	895,535	25%
Colombia	50.0%+1share	45	3 of 3	3,060,358	2,198,855	39%
Paraguay	100.0%	7	1 of 4	2,283,078	1,425,555	60%

Africa
Chad	87.5%	10	2 of 2	361,964	223,119	62%
DRC	100.0%	67	3 of 4	519,466	193,618	168%
Ghana	100.0%	23	2 of 4	2,393,782	1,304,820	83%
Mauritius	50.0%	1	2 of 3	379,813	300,274	26%
Senegal	100.0%	13	2 of 2	1,332,020	923,555	44%
Sierra Leone	100.0%	6	4 of 4	109,385	62,343	75%
Tanzania	100.0%	40	3 of 5	1,453,451	801,456	81%

Asia
Cambodia	58.4%	14	1 of 4	1,868,894	1,185,944	58%
Laos	74.1%	7	3 of 4	144,374	91,869	57%
Sri Lanka	100.0%	21	2 of 4	1,369,921	990,621	38%

Total subscribers				26,184,089	16,515,478	59%

(i)	Source: CIA The World Fact Book
(ii)	Source: Millicom. Market share derived from active subscribers based on interconnect
(iii)
Millicom has a policy of reporting only those subscribers that have generated revenues within a period of 60 days, or in the case of new subscribers only those that have already started generating revenues

17